GEROSTATE ALPHA (YC S18)

2021 Report

Dear investors,

After a rocky 2021 that was highlighted by our first crowdfunding raise, we are looking forward to getting rolling with 2022. This year we will be sharply focused on increasing the value of Gerostate Alpha for all of our investors. With our new capitol infusion we will, for the first time, test our novel candidates in live mice to explore their efficacy in mitigating aging and age-related illnesses.

We need your help!

We are always eager to get help with identifying new avenues for fundraising, media attention and industry partnerships. We are also always interested to hear about new areas of research or potential areas for our own investigation and development. Identification of novel potential interventions are always of particular interest to us, as we have developed a platform for screening interventions for effectiveness in treating aging and age-related disease.

Sincerely,

gordon lithgow

Fellow

Gordon Lithgow

CEO

Edward Lanphier

Director

Mark Lucanic

CTO

Simon Melov

CEO

Our Mission

Phase 2/3 with multiple hits covering different aspects of aging, we will be the leading company revolutionizing medicine

See our full profile

How did we do this year?

Report Card

B-

The Good

Gerostate Alpha raised over 800K in 2021.

We progressed several of our intervention candidates along our development pipeline.

Several of our most potent therapeutic candidates exhibited nominal metabolic stability and low toxicity in vertebrate cells.

The Bad

We were forced to slow down some of our R&D operations while running our financing round, but are now ramping these up.

Several of our invertebrate lifespan extending candidates exhibited toxicity in mammalian cell cultures.

Some of our promising intervention candidates were triaged due to low metabolic stability in hepatocytes.

2021 At a Glance

January 1 to December 31


$$$$

$0
Revenue



-$332,457
Net Loss


IOU!

$45,353 [7%]
Short Term Debt



$764,622
Raised in 2021



$674,084
Cash on Hand
As of 02/28/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking

regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Gerostate Alpha is a new pharmaceutical company dedicated to treating aging and age-related disease. Incubating at the Buck Institute for Research on Aging, we develop breakthrough pharmaceuticals through proprietary innovations to mitigate and reduce the effects of aging.
With multiple hits covering different aspects of aging, we will be the leading company revolutionizing medicine

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Gerostate Alpha Incorporated was incorporated in the State of Delaware in June 2018.

Since then, we have:

- 💵 $2.1M raised in initial seed round, at $15M valuation cap
- 🧬 Team at the forefront of aging research for decades, collectively authoring 200+ papers
- 💪 Our platform delivers drug candidates to slow aging at a success rate of 20%
- 🐭 Funds will be used to test our candidates in aging mice
- 💼 Executive chairman was former CEO of major pharma company, Sangamo Therapeutics

Historical Results of Operations

Our company was organized in June 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was % in fiscal year 2021, compared to % in 2020.
- *Assets.* As of December 31, 2021, the Company had total assets of $767,986, including $712,508 in cash. As of December 31, 2020, the Company had $414,210 in total assets, including $302,791 in cash.
- *Net Loss.* The Company has had net losses of $332,457 and net losses of $640,862 for the fiscal years ended December 31, 2021 and December 31, 2020,

respectively.

- *Liabilities*. The Company's liabilities totaled $45,353 for the fiscal year ended December 31, 2021 and $103,645 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $54,800 in relieved debt and $3,714,608 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 8 months. Except as otherwise describe, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Gerostate Alpha Incorporated cash in hand is $674,084, as of February 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $31,186/month, for an average burn rate of $31,186 per month. Our intent is to be profitable in 24 months.

There are no major changes in the trends in our finances or operations that have occurred since the date that our financials cover.

We expect expenses to rise by 20-50% over the next 6 months as we expand our research activities and further explore the potential of our candidate .

Gerostate Alpha is not yet a profitable company. We expect to have to raise additional capitol over several years before becoming profitable.

In addition to raising funds through public campaigns, we have continued to raise money through private investment firms and angel investors. We plan to continue these activities as well as pursuing small business grants provided by the federal government, that support innovative businesses such as Gerostate Alpha.

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -43%** **Earnings per Share: -$47,493.86**

Revenue per Employee: $0 Cash to Assets: 93% Revenue to Receivables: ~ Debt Ratio: 6%

GAAP_financial_statements_2020_and_2021.pdf

We ♥ Our 411 Investors

Thank You For Believing In Us

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Thank You!

From the Gerostate Alpha (YC S18) Team







Simon Melov
CEO

Mark S Lucanic
CTO

Gordon Lithgow
Professor, Vice President Buck Institute

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Mark Lucanic	Chief Technology Officer @ Gerostate Alpha	2018
Gordon Lithgow	Vice President @ Buck Institute for Research on Aging	2018
Simon Melov	Professor @ Buck Institute for Research on Aging	2018
Edward Lanphier	Retired @ Former President and CEO of Sangamo Therapeutics	2019

Officers

OFFICER	TITLE	JOINED
Mark Lucanic	CTO	2018
Simon Melov	CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Simon Melov	1,700,000 Common	24.2%
Mark Lucanic	1,700,000 Common	24.2%
Gordon Lithgow	1,700,000 Common	24.2%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
04/2020	$54,800		Section 4(a)(2)
11/2020	$2,334,986	Safe	Section 4(a)(2)
06/2021	$200,000	Safe	Section 4(a)(2)
08/2021	$270,866		4(a)(6)
11/2021	$293,756		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
PPP Loan	04/24/2020	$54,800	$0	1.0%	04/24/2022	

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	10,000,000	7,026,253	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

it is entirely possible that some or all of our candidates will fail. we are at a point in our development that none have previously been tested in aging vertebrates. We expect that we could not tolerate successive cohorts of aging vertebrate studies containing tens of our top candidates reporting as total failures. This would indicate major flaws in our business model perhaps related to a catastrophic design flaw in the ranking of candidates coming out of our pipeline, insufficient resolution in our detection assays or poor coverage of chemical diversity amongst our candidates

The Company's ability to compete against other businesses selling similar products depends on its ability to secure and enforce trademark and other intellectual property rights. However, there is no guarantee that any trademark or other applications we have filed, or may in the future file will be approved, and even registrations that receive approval could subsequently be held invalid due to our conduct or challenges by third

parties. Similarly, we could lose valuable trade secret rights if we fail to properly protect our confidential information. Even to the extent that our intellectual property rights are valid, enforcing those rights could involve costly legal processes that we may not be able to bring to a successful conclusion.

As our team is currently fairly small, low investment that negates expansion of personnel coupled with major disruptions in our personal lives would almost certainly lead to delays in hitting our milestones.

The SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date.

Although the SAFE may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAFE (Simple Agreement for Future Equity). Limitations on the transfer of the SAFE may also adversely affect the price that you might be able to obtain for the SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Drug development companies have many idiosyncratic specific risks including high development costs and low certainty of success for any given candidate. Low efficacy results and/or poor safety profiles can abruptly block the development of a drug candidate that had been considered promising.

Gordon Lithgow and Simon Melov are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Intellectual property – although the company's methods and discoveries are closely held and guarded secrets, industrial espionage is a relevant risk, such as from illegal acts of potential competitors who might seek to gain access to the intellectual property or bribe individuals to provide information, trade secrets, or intellectual property to the detriment of the company.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair

market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any

purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Gerostate Alpha Incorporated

- Delaware Corporation
- Organized June 2018
- 1 employees

8001 Redwood Blvd
Novato CA 94945

https://www.gerostatealpha.com/

Business Description

Refer to the Gerostate Alpha (YC S18) profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Gerostate Alpha (YC S18) has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.